UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMERICAN COMMERCIAL LINES INC.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

025195207

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(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GVI Holdings, Inc.

FEIN 36-4081034

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 3,403,754
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 3,403,754
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,403,754

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

10.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,385,509
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 1,385,509
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,385,509

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

4.4% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Great American Management and Investment, Inc.

FEIN 58-1351398

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 69,765
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 69,765
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

69,765

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.2% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

HY I Investments, L.L.C.

FEIN 88-0485739

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 990,277
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 990,277
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

990,277 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

3.1% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents 710,441 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 279,836 shares of Common Stock.

(2) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending

September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (01), L.L.C.

FEIN 40-0002817

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 990,277
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 990,277
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

990,277 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

3.1% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents 710,441 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 279,836 shares of Common Stock.

(2) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending

September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.

FEIN 20-2062590

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 951,396
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 951,396
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

951,396

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

3.0% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 6,800,701
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 6,800,701
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,800,701 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

21.6% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Includes 279,836 shares of Common Stock issuable upon exercise of a Warrant to purchase Common Stock

(2) Based on 31,541,025 shares of Common Stock, par value $0.01 per share, outstanding, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending

September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to certain of the Reporting Persons as reported herein.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On January 30, 2006, the Issuer made a distribution of 710,441 shares of Common Stock to HY I and 88,868 shares of Common Stock to Fund 05-07, each in connection with the settlement of claims relating to the Issuer's Chapter 11 bankruptcy, in accordance with the Plan of Reorganization of the Issuer confirmed on December 30, 2004 (the "Claims Distribution").

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following thereto:

(a) and (b) To the best knowledge of the Reporting Persons, there were 31,541,025 shares of Common Stock outstanding as of January 30, 2006, based on (i) 30,741,716 shares outstanding as reported in the Issuer's Form 10-Q for the period ending September 30, 2005 and (ii) 799,309 shares distributed by the Issuer to HY I and Fund 05-07 in connection with the Claims Distribution.

Based upon the (i) 3,403,754 shares of Common Stock as to which GVI shares beneficial ownership; (ii) 69,765 shares of Common Stock as to which GAMI shares beneficial ownership; (iii) 1,385,509 shares of Common Stock as to which SZI shares beneficial ownership; (iv) 710,441 shares of Common Stock, as well as 279,836 shares of Common Stock issuable upon exercise of the HY I Warrant, as to each of which HY I shares beneficial ownership; and (v) 951,396 shares of Common Stock as to which Fund 05-07 shares beneficial ownership, the aggregate 6,800,701 shares of Common Stock held by the Stockholders, as to which each of which Chai Trust shares beneficial ownership, represent approximately 21.6% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2006

GVI HOLDINGS, INC.

GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.

SZ INVESTMENTS, L.L.C.

HY I INVESTMENTS, L.L.C.

EGI-MANAGING MEMBER (01), L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)